Exhibit 8.1

September [    ], 2015

The Madison Square Garden Company,

    Two Pennsylvania Plaza,

        New York, NY 10121.

Ladies and Gentlemen:

We have acted as U.S. tax counsel to The Madison Square Garden Company, a Delaware corporation (“MSG”), in connection with the Distribution as described in the ruling request filed with the Internal Revenue Service by MSG, dated December 22, 2014 (the “Ruling Request”).1 Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Ruling Request.

In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts set forth in the Ruling Request and such other documents as we have deemed necessary or appropriate. In addition, we have relied upon the officer’s certificate (the “Joint Officer’s Certificate”) to us from MSG and MSG Spinco, Inc. (“Controlled”), the officer’s certificate to us from MSG, and the representation letter to us from Charles F. Dolan. In connection with this opinion, we have assumed that the Distribution will be consummated in the manner described in the Ruling Request and that the contribution of Eden Insurance Company, Inc. to Controlled by Distributing (the “Contribution”) will be consummated in the manner described in the Joint Officer’s Certificate, and we have made the assumptions described in the Annex attached hereto. Further, we have relied upon the ruling from the Internal Revenue Service to MSG, dated June 23, 2015, as to matters covered by such ruling.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and such other authorities as we have deemed appropriate under the circumstances. All such authorities are subject to change, and any of such changes could apply retroactively.

Based upon the foregoing, we are of the opinion that under current law,

(1) The Contribution and Distribution, taken together, will qualify as a reorganization under Section 368(a)(1)(D) of the Code;

(2) Neither MSG nor Controlled will recognize gain or loss upon the Contribution;

(3) MSG will not recognize gain or loss upon the Distribution under Section 355(c) or Section 361(c) of the Code; and

(4) Stockholders of MSG will not recognize gain or loss upon the Distribution under Section 355(a) of the Code, and no amount will be included in such shareholders’ income, except in respect of cash received in lieu of fractional shares of Controlled.

Our opinion is expressly conditioned upon the assumptions and statements of reliance set forth above. We express no other opinion as to the tax consequences (including any applicable state, local or foreign tax consequences) of the transactions referred to herein or in the Ruling Request.

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[1]	For the avoidance of doubt, “Ruling Request” shall include any supplemental information submissions to the original ruling request.

The Madison Square Garden Company

Very truly yours,